UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2008

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IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE.

On November 3, 2008, Irwin Financial Corporation issued a press release regarding the voting results of its Special Meeting attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated November 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: November 4, 2008   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated November 3, 2008.

Exhibit 99.1

News Release: IMMEDIATE RELEASE

For further information contact:

Susan Matthews, Media   317.590.3202
Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

(Columbus, IN, November 3, 2008) Irwin Financial Corporation (NYSE:IFC), a bank holding company, announced the results of a special meeting of shareholders held today. At the meeting, shareholders approved:

- An amendment to Article V of the Corporation's Restated Articles of Incorporation to increase the number of common shares, without par value, that the Corporation is authorized to issue, from 40,000,000 shares to 200,000,000 shares and to increase the total number of shares that the Corporation is authorized to issue from 44,000,000 shares to 204,000,000 shares, and
- The issuance of in excess of 20% of the Corporation's outstanding common shares in connection with a possible exchange of a portion of the Corporation's trust preferred securities.

"We are pleased that these two items were approved by our shareholders. This provides us flexibility as we pursue our capital raising and other capital enhancement efforts," said Will Miller, Chairman and CEO of Irwin Financial.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation provides a broad range of banking services to small businesses and consumers in selected markets.

About Forward-Looking Statements

This press release contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These forward-looking statements include the possible exchange of a portion of the Corporation's trust preferred securities for the Corporation's common shares, and other references to our planned capital-raising efforts. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Actual future results may differ materially from what is projected due to a variety of factors including: the inability to garner sufficient support from potential investors for our capital raising efforts, including the failure to enlist sufficient interest from current trust preferred holders for a trust preferred conversion; failure to obtain, or a delay in obtaining, any necessary regulatory approvals, or other regulatory constraints; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

 registration statement relating to a rights offering of our common shares has been filed with the Securities and Exchange Commission but has not yet become effective. The common shares in the rights offering may not be sold nor may offers to buy be accepted prior to the time the registration statement has become effective.

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